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The Pine Jump

Craft brewery roasting coffee, and serving cider,
wine and spirits

HOUGHSPGH.COM   PITTSBURGH

alcohol   franchises   coffee   brewery   food





*I've only been to one establishment where they have customers all hours of the
day, McDonalds. Most companies focus on breakfast and lunch or lunch and
dinner. So why can't I have my version of McDonalds in the fast casual setting for
beverages? Starbucks is trying to do it with wine at night in some stores. Now is
the time to capitalize!*

Matthew Hough President @ The Pine Jump

ABOUT   UPDATES⁰   GRAPEVINE⁰   ASK A QUESTION⁰   ADMIN

Why you may want to support us...

1   The Pine Jump will be a coffee shop, brewery, cidery and restaurant
    combined all under one roof.

2   We combine an amazing experience with top quality craft beverage products

3   1 of 10 Brew on Premise locations in the country. It's the ONLY place in
    Pennsylvania where customers can brew their own beer!

4   Easy Expansion for huge growth though franchising or other company
    locations

5   The founder of The Pine Jump owns two additional breweries in PA - Hough's
    Taproom and Copper Kettle Brewing Company.

6   We hope to open two locations under the name The Pine Jump

The founder
MAJOR ACCOMPLISHMENTS



Matthew Hough
President
Starting a business!

In the news

Pittsburgh Post-Gazette   **Hough's in Greenfield to transform into a brewpub, plus
other beer news**

They'll brew beer for customers in the old Copper Kettle space and
open a Bloomfield brewpub soon.

May 9, 2019 @ post-gazette.com

Downloads

📄 02AB854B-C4A2-42C7-A0AE-8BDAA769E46F.jpeg
📄 FS-1 FLOOR PLAN-Model.pdTRf.pdf
📄 20160419 Pine Jump - Site Plan.pdf
📄 2018-01-02 Penn-Ave-Hampton-Inn-CDAP-Complete.pdf
📄 The Pine Jump Project Proposal .pdf

Local Craft - Hough's Taproom &
CKB


Pine Jump Brew Pub - Winter
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PINE JUMP

I opened the doors of my first company, Hough's Taproom, in 2010 - and it's been a fun and exciting journey that's taken us in many different directions.

Craft beer was new to Pittsburgh, PA

Not too much was happening in Pittsburgh, PA with the craft beer scene when I started. There were a couple of bars and restaurants just starting to get into selling craft beer, but not many. We stepped in and opened a craft beer bar that now boast 70 taps and over 100 bottles. Then, in 2010 we opened the Copper Kettle Brewing Company (CKB) right next store! This gave customers the ULTIMATE brewing experience by letting them brew their own beer. It took awhile to open because we were the first to do it in the state of PA!


Hough's
beer drinkers welcome

Growing!

The craft beer business took off in Pittsburgh and everyone wanted craft beer. Our business was doing good and we started to look for places to expand too. That's when I decided to take a step back and look at the future of craft beer, restaurants and the vision moving forward.


ONLY BREW-ON-PREMISE IN PENNSYLVANIA

Next: The Pine Jump

Over the past couple of years, I realized that customers didn't want just any craft beer on the menu, they wanted local!!! And they wanted it made at the place where they are drinking it. That is why I decided to start The Pine Jump - a brew your own beer, coffee roaster, and bar all in one! It will have what the customers want.....fresh local products made in their neighborhood.

We're ready to go........We've already purchased the coffee roaster! We just need additional funds to finish the build out of a location we've already purchased.

Investors in this raise are investing in The Pine Jump (The PMD Crew, LLC). We hope to open two locations under that name over the course of the next couple of years - one in Bloomfield, and one in Pine Richland.





Investor Q&A

– COLLAPSE ALL

What does your company do? ⌄

Currently we manufacture Beer & Cider, and we give the customer the ULTIMATE brewing experience by letting them brew their OWN beer at our restaurant. Recently, we purchased another building in the fast growing Pittsburgh neighborhood of Bloomfield to open a second location to produce our own beer and roast our own coffee. This will be our NEW model moving forward that we will expand rapidly! We also purchased a third property to build a brand new facility in the Wexford / Cranberry area.

Where will your company be in 5 years? ⌄

Almost 11 years ago, I got into the restaurant and brewing business with great ambition. My goal was to have a a business model that could grow quickly and efficiently. I knew it would take me time to learn the ins and outs of this fast paced and growing industry. Finally, after a lot of research and experience, I have a business model that I know will take off. I would like to have at least 15 more locations in 5 years.

Why did you choose this idea? ⌄

I've only been to one establishment where they have customers all hours of the day, McDonalds. Most companies focus on breakfast and lunch or lunch and dinner. So why can't I have my version of McDonalds in the fast casual setting for beverages? Starbucks is trying to do it with wine at night in some stores. Now is the time to capitalize!

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago? ⌄

LOCAL! Everyone loves when products are made in their hometown for their neighbors to enjoy. The farm to table concept is getting bigger and bigger in the restaurant and brewing industry and we want to take it a step further with more products.

What is your proudest accomplishment? ⌄

Starting a business from scratch and sticking with it through the tumultuous times.

How far along are you? What's your biggest obstacle? ⌄

I have one location open, and I'm working on two more. Our biggest obstacle is funding expansion.

Who are your competitors? Who is the biggest threat? ⌄

Brewpubs and breweries
Coffee Shops
Basically everyone in the restaurant and beverage industry.

What do you understand that your competitors don't? ⌄

The craft beverage market. Beer, cider, wine, coffee, spirits, seltzer's, sodas, etc. are all getting more local and we need to adapt to our customers preferences.

How will you make money? ⌄

Manufacturing high quality products and selling them on premise and online. Plus, our customers will have the ultimate experience while visiting our locations: Brewing their own beer, axe throwing, roasting their own coffee, etc. For coffee, we'll start an online coffee club so we can distribute world wide. As for beer, cider and spirits, we'd prefer to sell them in house because the margins are a lot higher and we have less competition. Plus, we make ourselves a destination for everyone to enjoy and see the process. Also, we are kicking around the idea fo doing a roasting class were customers can produce their own blend to enjoy. Similar to our customer brewing experience where they brew their own beer.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Not Location. Our locations are prime real estate. The biggest risk would be bad product getting into he market and discrediting our quality.

We have to manufacture and market correctly.

What do you need the most help with? ⌄

I'm always learning and wanting to learn more. I will always ask for help when needed, and will take advice when given and make the best decision based on those. Having a great website with an online store will be new for the business, so I will need help setting that up and managing shipments.

What would you do with the money you raise? ⌄

I would open our second location in Bloomfield ASAP and get the third location in motion. This would include buying brewing and roasting equipment. Both types of equipment hold their valuations extremely well!!!

Why invest in me? ⌄

I've always wanted to own my own business for as long as I can remember. I'm living my dream. I want to share my passion and ambitions with customers and investors that will help me succeed.

The restaurant business is a tough business. Most last 3 years. I've been around for 11 years now and I'm not going anywhere.

What's the relationship between Hough's Taproom, Copper Kettle Brewing, and The Pine Jump? ⌄

Hough's Taproom is the first business I opened and still own. It's a craft beer bar. Currently, this business is funding the growth and expansion for the other businesses. The only liabilities shared are for starting the other businesses.

The CKB is the Brew Your Own Brewery attached to Hough's Taproom. It has it's own address and storefront. The name of this business will be changed to The Pine Jump because it will serve the Pine Jump Beer and coffee and provide a brewing experience for customers.

The Pine Jump will be the name of the TWO new places moving forward. Both properties are already purchased, but need some construction on them.

Our hope with this raise is to complete the buildout of at least one of these locations.

Investors in this raise are investing in The Pine Jump, not CKB or Hough's Taproom.



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